Exhibit 99.5

ZipRealty District Manager: Please use this text without changes to integrate into an email under your name to the ZipRealty affiliated sales associates in Orlando, Baltimore, Washington DC, Boston (Southwest and Southeast), Chicago, Dallas/Fort Worth, Phoenix, Denver, Sacramento, Silicon Valley, San Francisco, Los Angeles (San Fernando and San Gabriel), Orange County and San Diego.

Tuesday, July 15, 2014

Dear Colleagues,

Fifteen years ago, our company was born from a vision that, with a unique combination of world-class technology and highly skilled, dedicated sales associates, we could streamline the real estate process in a way that would bring value to our affiliated sales associates while creating an exceptional real estate experience for our customers. Since that time, ZipRealty has grown to become a significant national publicly-traded real estate brokerage with owned brokerages in 23 major markets and a partnership presence in an additional 21markets across the United States. Our growth has resulted from a powerful and differentiated value proposition which no one else in the industry has been able to duplicate. This value proposition, when augmented with our focused brokerage support of ZipRealty’s affiliated sales associates and a beginning-to-end customer service focus, has proven its effectiveness in the US residential real estate market.

After an extended and diligent period of research and discussion, our Board of Directors and senior management team have unanimously agreed to move forward with a major next step in the evolution of that original vision. Earlier this afternoon, ZipRealty announced an agreement between ZipRealty and Realogy Holdings Corp. (NYSE: RLGY) for Realogy to acquire ZipRealty. We believe that ZipRealty’s ground-breaking legacy, combined with the strength of the nation’s leading real estate brokerage and franchising company, will ensure that the ZipRealty mission of delighting our customers by bringing great real estate professionals, industry leading technology, and differentiated value to the entire real estate experience will not only be secure and strong, but also will continue to grow strongly into the future.

You will obviously have a lot of questions! There will be time to answer each one as we move forward together. One of the most powerful components of this combination is that, in the coming months, 17 of ZipRealty’s owned and operated brokerages will be unified with existing Coldwell Banker offices in markets where NRT LLC, Realogy’s company owned brokerage subsidiary, operates Coldwell Banker-branded companies. Because NRT has pilot-tested the Powered by ZipRealty platform in its St. Louis, Pittsburgh, Southeast Florida, and Southwest Florida markets for approximately a year, they are very familiar with and committed to the

ZipRealty business model. I am excited about our opportunity to provide you with the strength and capabilities of the Coldwell Banker brand while continuing to offer you the technology, leads and support to which you have become accustomed.

This transaction is expected to close in third quarter of 2014, subject to the satisfaction of customary closing conditions, including regulatory clearance. In the coming weeks, we will be working with our new colleagues in NRT’s Coldwell Banker operations to maximize the new business opportunities for you while minimizing any disruption in your day-to-day routine. For now, it is business as usual for ZipRealty.

I look forward to hosting a special conference call tomorrow at 1:00 p.m. where [NAME] from Coldwell Banker will join me to answer your questions. We will also hold a meet and greet on Thursday at 10:00 a.m. where [NAME] will be in our district office. In the meantime, please CLICK HERE for a brief Q&A regarding this announcement.

Best regards,

[NAME]

District Manager /Broker

ZipRealty